Exhibit 99.1

Press release

Biophytis’ Combined Annual General Meeting Will Take Place
on April 26, 2021 behind closed doors

Legally required documents for shareholders’ votes are available on Biophytis website

Paris, France, Cambridge (Massachusetts, United States), March 10, 2021, 8:00 pm CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, will hold its combined Annual General Meeting (AGM) on April 26th 2021 at 5.00 p.m. CET at Sorbonne Université, 4 Place Jussieu, 75005 Paris.

As a result of restrictions placed on the movement and gatherings of persons due to the COVID-19 pandemic, the Company’s Combined General Meeting will be held behind closed doors without the physical presence of its shareholders, in accordance with the provisions of the French Decree no 2021-255 of March 9 2021.

The notice of meeting, comprising the agenda and the draft resolutions was published in the French official legal bulletin Bulletin des Annonces Légales Obligatoires (BALO) n° 30, dated March 10, 2021. This notice includes information on how to vote at the AGM, as well as the vote bulletin. All these documents are also available on the Company’s website (www.biophytis.com) Because the above-mentioned French Decree no 2021-255 of March 9 2021 had not yet been published at the time of publication of the draft resolutions in the BALO n° 30, dated March 10, 2021, such publication does not expressly mention that the meeting will be held behind closed doors. [An amended publication in the BALO will be made in order to clarify this.]

Shareholders are strongly encouraged to vote in advance of the AGM by (i) mail, (ii) by appointing the Chairman of the meeting as your proxy or (iii) via the secure online platform VOTACCESS. On account of the possible effect of the Covid-19 pandemic on postal delivery times, it is recommended to return your voting forms as soon as practicable, or to vote via VOTACCESS. All documents are also available on the Company’s website.

Press release

Please note that the voting forms should be submitted no later than:

Vote by proxy or by mail on paper:

•	April 23 (3-day deadline before the Meeting) for appointing the proxy or voting on paper with the single form

Vote by proxy or by mail via Votaccess:

April 25 at 3.00 p.m. CET

Holders of American Depositary Shares (ADSs) will receive relevant documents from the Bank of New York Mellon (Depositary).

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's common shares are listed on the Euronext Growth Paris market (Ticker: ALBPS - ISIN: FR0012816825), and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation risks described in our filings with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Half Year 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Press release

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont/Chris Maggos/John Hodgson

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49